April 6, 2011

George J. Zornada, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

Re: Salient MLP and Energy Infrastructure Fund
        File Nos. 333-172654 and 811-22530

Dear Mr. Zornada:

        We have reviewed the registration statement on Form N-2 for Salient MLP and
Energy Infrastructure Fund filed with the Commission on March 7, 2011, in connection
with the registration of its common stock. Based on our review of the registration
statement, we have the following comments. For convenience, we generally organized
our comments using headings, page numbers, and defined terms from the registration
statement.

Prospectus

Cover Page

  1. Please revise the disclosure here and where appropriate throughout the
      registration statement to clarify that, consistent with "MLP and Energy
      Infrastructure" in the Fund's name, the Fund will invest at least 80% of its
      assets in master limited partnerships and energy infrastructure companies. **See
      Rule 35d-1 under the Investment Company Act of 1940.** Also, disclose the
      criteria used to determine if a company is an "energy infrastructure" company
      (e.g., 50% of assets and/or revenue are derived from "energy infrastructure"
      activities).

Prospectus Summary
Investment Policies, pages 1-2

  2. Disclosure in the fourth bullet point states that the Fund may invest up to 25%
      of it assets in subsidiary C corporations which in turn may invest up to 100% of
      their assets in Master Limited Partnerships. Please inform us whether the Fund

has obtained a formal tax opinion regarding the possible impact of the Fund's investment in subsidiary C corporations on the Fund's tax status as a RIC under the Internal Revenue Code.

3. Please confirm supplementally that any subsidiary C corporation in which the Fund invests will comply with the requirements of the Investment Company Act of 1940 to the same extent as the Fund. Also, please confirm that any such subsidiary C corporation will execute the Fund's registration statement or any amendments to the Fund's registration statement. In addition, please advise us of the accounting treatment for the Fund's investment in subsidiary C corporations. For example, will the financial statements for each subsidiary C corporation be filed separately, or will the Fund file its financial statements on a consolidated basis reflecting the Fund's investment in any subsidiary C corporations?

Derivatives and Other Strategies, page 3

4. As derivatives are considered part of the Fund's principal investment strategy, please review the disclosure in this section and where appropriate throughout the registration statement, including, in particular, under Derivatives risk (page 11), in light of the observations set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

5. Disclosure in the second paragraph states that the Fund may use short sales transactions. Please confirm that the Fees and Expenses table will include, as an expense, an estimate of dividends paid on the Fund's short sales transactions. **See** AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.42 (May 1, 2009).

6. The first sentence of the third paragraph states that the Fund may write call options with the purpose of generating income. As premiums received from writing call options generate gains rather than income, please revise this sentence accordingly.

Risk considerations, page 9

7. Please provide here a summary of the principal risk factors for an investment in the Fund. Please note that one principal risk which should be disclosed more prominently is the tax risk associated with the Fund's use of subsidiary C corporations to invest indirectly in Master Limited Partnerships.

Fees and Expenses, page 13

    8. Please explain to us how the Fund's share of the fees and expenses associated with its investment in a subsidiary C Corporation, including the Fund's share of the subsidiary's Federal corporate income tax liability, will be reflected in the fee table. **See** Item 3.1 and Instruction 10 to Form N-2.

    9. Please revise footnote (2) to the table to add the following disclosure: "Assuming that the Fund issues [ ] Common Shares in the offering at a total public offering price of [ ], the total offering costs are estimated to be [ ] (or approximately [ ] per share), of which the Fund would pay offering expenses estimated at $[ ] (or [ ] per share) from the proceeds of the offering, and the Investment Adviser would pay the balance of the offering expenses estimated at [ ] (or approximately [ ] per Common share)."

    10. Please restate the information included in footnote (4) in a narrative format to ensure that it will not be confused with the actual fee table.

SALIENT ENERGY INFRASTRUCTURE FUND, INC., page 15

    11. Please revise this caption to **SALIENT MLP AND ENERGY INFRASTRUCTURE FUND**.

Risk Factors
Delay in Use of Proceeds, page 19

    12. The disclosure states that although the Fund intends to invest the proceeds of this offering within three to six months, such investments may be delayed for an unspecified period after six months under certain circumstances. Pending investment of the proceeds, the proceeds may be invested temporarily in cash, cash equivalents and various types of debt instruments. Under Sections 8(b)(1) and 13(a) of the 1940 Act an investment company cannot reserve the freedom of action to take in excess of six months to invest the proceeds of its offering. Consequently, the investment company would be required to seek its shareholders' consent to a change of its investment objectives if after six months the investment company had not invested the offering proceeds in accordance with its investment objectives. Further, we do not consider assets invested in money market securities or cash equivalents to be invested in accordance with the investment company's stated investment objectives. Please revise the disclosure accordingly. **See** Guide 1 to Form N-2.

Risks Associated with an Investment in Initial Public Offerings, page 21

    13. Please discuss the Fund's investments in IPOs in the Prospectus Summary section.

Investment Adviser, page 41

14. Please clarify each portfolio manager's business experience during the past 5 years with the use of specific dates.

Statement of Additional Information

Investment Policies, page 4

15. The disclosure in fundamental policy (6) states that the Fund intends to concentrate its investments in the Midstream/Energy Sector consisting of Midstream MLPs, Midstream Companies, Energy Companies and Other MLPs. As Other MLPs might include MLPs in industries/sectors other than the Midstream/Energy sector, the inclusion of Other MLPs makes the Fund's industry concentration policy overly broad. Therefore, please revise the policy by deleting the reference to "Other MLPs."

General Comments

16. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

17. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

18. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

19. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statements.

20. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

21. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since

the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel